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                                                                    Exhibit 99.3

                                     [Logo]

                           OSWEGO COUNTY BANCORP, INC.
                                44 Bridge Street
                             Oswego, New York 13126
                                 (315) 343-4100


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         To Be Held on December __, 2002

     NOTICE IS HEREBY GIVEN that a special meeting of stockholders (the "Special Meeting") of Oswego County Bancorp, Inc. will be held at [] on December [], 2002 at ____.m., local time, to consider and vote upon:

     1. A plan of conversion (the "Plan of Conversion") pursuant to which Oswego County MHC will be merged into Oswego County Savings Bank, and Oswego County Bancorp will be succeeded by a new Delaware corporation named Bridge Street Financial, Inc. which has been established for the purpose of completing the conversion and reorganization. As part of the conversion and reorganization, shares of common stock representing Oswego County MHC's ownership interest in Oswego County Bancorp will be offered for sale in a subscription and community offering by Bridge Street Financial. Common stock of the Oswego County Bancorp currently held by public stockholders will be converted into new shares of Bridge Street Financial pursuant to an exchange ratio that will ensure that stockholders at the time of the conversion will own the same percentage of Bridge Street Financial after the conversion and reorganization as was held in Oswego County Bancorp immediately prior thereto, exclusive of any shares purchased by the stockholder in the offering and cash received in lieu of fractional shares. Following the completion of the conversion and reorganization, Oswego County Savings Bank will convert to a national bank to be known as Oswego County National Bank.

     2. To adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve the Plan of Conversion (the "Adjournment").

     3. Any other matters that may properly come before the Special Meeting or any adjournment or postponement thereof.

          Note: Management is not aware of any such other business at this time.

          The Board of Directors has fixed [], 2002, as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement thereof.

--------------------------------------------------------------------------------
The following proxy statement is a summary of information about Oswego County Bancorp and the proposed conversion and reorganization. A more detailed description of Oswego County Bancorp and the proposed conversion and reorganization is included in the prospectus constituting a part of this proxy statement. A copy of the Plan of Conversion is available upon written request to Oswego County Bancorp. Upon written request addressed to the Secretary of Oswego County Bancorp at the address given above, stockholders may obtain an additional copy of the prospectus, a copy of the Plan of Conversion and exhibits thereto, and/or a copy of the proposed Certificate of Incorporation and Bylaws of Bridge Street Financial and the proposed Articles of Association and Bylaws of Oswego County National Bank. In order to assure timely receipt of the additional copy of the prospectus and/or the Plan of Conversion, the written request should be received by Oswego County Bancorp by [], 2002. In addition, all such documents may be obtained at the Stock Center.
--------------------------------------------------------------------------------


                                            By Order of the Board of Directors



                                           Gregory J. Kreis
                                           President and Chief Executive Officer

         Oswego, New York
         [], 2002

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The Board of Directors recommends that you sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion as soon as possible and return it in the enclosed self-addressed postage-prepaid envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning the proxy card will not prevent you from voting in person if you attend the Special Meeting.

Your vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion.
--------------------------------------------------------------------------------

                              QUESTIONS AND ANSWERS
                    FOR STOCKHOLDERS OF OSWEGO COUNTY BANCORP


You should read this document and the accompanying prospectus (which includes a detailed index) for more information about the conversion and reorganization. The Plan of Conversion described herein has been conditionally approved by our regulators.

Q.    What are stockholders being asked to approve?

A. Oswego County Bancorp stockholders as of [], 2002 are asked to vote on the Plan of Conversion. Pursuant to the Plan, Oswego County MHC will convert from the mutual holding company form to a stock holding company, and as part of the conversion and reorganization, Bridge Street Financial will offer for sale Oswego MHC's ownership interest in Oswego County Bancorp. Following the conversion and reorganization, Oswego County Savings Bank will convert to a national bank to be known as Oswego County National Bank.

Q. What are reasons for the mutual-to-stock conversion and related stock offering?

A. The primary reasons for the conversion and reorganization are to raise capital to support internal growth through lending, facilitate acquisitions of other financial institutions or other businesses related to banking, open additional branch offices, pay dividends and for general corporate purposes. The additional capital raised in the stock offering will also support increased lending, expansion of our retail banking franchise, and introduction of new products and services.

Q.    What will stockholders receive for their existing Oswego County Bancorp
      Shares?

A. As more fully described in the prospectus section entitled "The Conversion and the Stock Offering" depending on the number of shares sold in the offering, each share of common stock that you own upon completion of the conversion and reorganization will be exchanged for between 0.84266 new shares at the minimum and 1.14007 new shares at the maximum of the offering range (though cash will be paid in lieu of fractional shares).

Q. Why will the shares that I receive be based on a price of $10.00 per share rather than the trading price of the common stock prior to the conversion?

A. The Board of Directors of Oswego County Bancorp selected a price of $10.00 per share for the stock offered for sale because it is a commonly selected per share price for mutual-to-stock conversions. The number of new shares you receive for your existing Oswego County Bancorp shares does not depend on the market price of Oswego County Bancorp common stock. It will depend on the number of shares sold in the offering, which will in turn depend on the final independent appraisal of the pro forma market value of Oswego County Bancorp, assuming completion of the conversion and the stock offering. The result will be that each existing stockholder will own the same percentage of Bridge Street Financial after the conversion and reorganization as was held in Oswego County Bancorp just prior thereto, exclusive of (i) any shares purchased by the stockholder in the stock offering and (ii) cash received in lieu of fractional shares.

Q.    Should I submit my stock certificates now?

A. No. If you hold your certificate(s), instructions for exchanging the shares will be sent to you after completion of the conversion and reorganization. If your shares are held in "street name," rather than in certificate form, the share exchange will occur automatically upon completion of the conversion and reorganization.

Q.    Will my dividends decrease?

A. Yes, initially. Oswego County Bancorp paid a cash dividend per share of $.05 per share on August 14, 2002, or $.20 per share on an annualized basis. After the conversion and reorganization, Bridge Street Financial expects to pay a dividend at an initial rate of $0.04 per share per quarter, at the minimum to the adjusted maximum of the offering range. Your current dividends per share will initially decrease following the conversion and stock offering because Bridge Street Financial will continue the policy of Oswego County Bancorp of maintaining a dividend payout ratio equal to 25% of earnings, but the number of outstanding shares will increase. Future dividends are not guaranteed and will depend on Bridge Street Financial's ability to pay them.

Q. If my shares are held in street name, will my broker automatically vote on my behalf?

A. No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, using the directions that your broker provides to you.

Q.    What if I do not give voting instructions to my broker?

A. Your vote is important. If you do not instruct your broker to vote your shares, the unvoted proxy will have the same effect as a vote against the Plan of Conversion.

Q. May I place an order to purchase shares in the offering, in addition to the shares that I will receive in the exchange?

A. Yes. Eligible depositors have priority subscription rights allowing them to purchase common stock in the subscription offering. Shares not purchased in the subscription offering may be available for sale to the public in a community offering, as fully described in the prospectus.

Other Questions?

For answers to other questions, please read the proxy statement and the prospectus. Questions about the offering or voting may be directed to the Stock Center by calling, (315) 326-3266, Monday through Friday, from 9:00 a.m. and 5:00 p.m., New York time.

                           OSWEGO COUNTY BANCORP, INC.


                             PROXY STATEMENT FOR THE
                         SPECIAL MEETING OF STOCKHOLDERS
                             To Be Held on [], 2002

General

         This proxy statement of Oswego County Bancorp, together with the prospectus of Bridge Street Financial, the proposed stock holding company for Oswego County National Bank, which constitutes a part of this proxy statement, is being furnished to you in connection with the solicitation by the Board of Oswego County Bancorp of proxies to be voted at the Special Meeting to be held at [] on [], 2002 at [] __m., local time, and any adjournment or postponement thereof. The purpose of the Special Meeting is to consider and vote upon the Plan of Conversion of Oswego County MHC and Agreement and Plan of Reorganization between Oswego County MHC, Oswego County Bancorp, Bridge Street Financial, Inc. and Oswego County Savings Bank (the "Plan of Conversion" or the "Plan"), pursuant to which:

         1. Oswego County MHC will convert into or exchange its charter for an interim federal stock savings association and merge with and into Oswego County Savings Bank with Oswego County Savings Bank as the surviving entity;

         2. Oswego County MHC will convert from the mutual form to a federal interim stock savings association and simultaneously merge with and into Oswego County Savings Bank, pursuant to which Oswego County MHC will cease to exist and a liquidation account will be established by Oswego County Savings Bank for the benefit of the mutual holding company's members;

         3. Oswego County Savings Bank will form a new first-tier, wholly-owned subsidiary known as Bridge Street Financial, Inc., a Delaware corporation, which will become the holding company upon consummation of the conversion and reorganization;

         4. Bridge Street Financial will in turn form a federally chartered interim savings association ("Interim") as a wholly-owned subsidiary;

         5. Immediately following the formation of Interim, Interim will then merge with and into Oswego County Savings Bank, pursuant to which Oswego County Savings Bank will become a wholly-owned subsidiary of Bridge Street Financial. In connection therewith, each share of Oswego County Bancorp common stock outstanding immediately prior to the effective time thereof shall be automatically converted, without further action by the holder thereof, into and become the right to receive shares of Bridge Street Financial based on the exchange ratio, plus cash in lieu of any fractional share interest;

         6. In connection with the conversion and reorganization, Bridge Street Financial will offer shares of its common stock in the stock offerings;

         7. Following the consummation of the conversion and reorganization, Oswego County Savings Bank will convert to a national bank to be known as Oswego County National Bank; and

     8. other transactions provided for in the Plan of Conversion, including the adoption of a Certificate of Incorporation and Bylaws of Bridge Street Financial and Articles of Association and Bylaws for Oswego County National Bank.

     The conversion and reorganization of Oswego County MHC, Oswego County Bancorp and Oswego County Savings Bank and the related issuance and exchange of shares is referred to in the Plan of Conversion and herein as the conversion and reorganization.

     This proxy statement, together with the accompanying proxy card, is first being mailed or delivered to stockholders of Oswego County Bancorp on or about [], 2002. On the record date, there were [_] shares of common stock outstanding.

     Voting in favor of or against the Plan of Conversion includes a vote for or against the conversion of Oswego County MHC to a stock form holding company and all other transactions contemplated by the Plan.

     Voting in favor of the Plan of Conversion will not obligate any person to purchase any common stock and will not affect the balance, interest rate or federal deposit insurance of any deposits.

================================================================================
The Board of Directors recommends that you sign, date and mark the enclosed proxy card in favor of the adoption of the Plan of Conversion as soon as possible and return it in the enclosed self-addressed postage-prepaid envelope. Proxy cards must be received prior to the commencement of the Special Meeting. Returning the proxy card will not prevent you from voting in person if you attend the Special Meeting.

Your vote is very important. A failure to vote will have the same effect as a vote against the Plan of Conversion.
================================================================================

Record Date and Voting Rights

     You are entitled to one vote at the Special Meeting for each share of Oswego County Bancorp's common stock that you owned as of record at the close of business on [].The number of shares you own (and may vote) is listed on the proxy card.

     You may vote your shares at the Special Meeting in person or by proxy. To vote in person, you must attend the Special Meeting and obtain and submit a ballot, which we will provide to you at the Special Meeting. To vote by proxy, you must complete, sign and return the enclosed proxy card. If you properly complete your proxy card and send it to us in time to vote, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares FOR each of the proposals identified in the Notice of the Special Meeting.

     If any other matter is presented, your proxy will vote the shares represented by all properly executed proxies on such matters as a majority of the Board of Directors determines. As of the date of this proxy statement, we know of no other matters that may be presented at the Special Meeting, other than those listed in the Notice of the Special Meeting.

     If you are a shareholder whose shares are not registered in your own name, you will need appropriate documentation from your shareholder of record to vote personally at the Special Meeting. Examples of such documentation would include a broker's statement, letter or other document that will confirm your ownership of shares of Oswego County Bancorp.

Vote Required

     Pursuant to Office of Thrift Supervision regulations and the Plan of Conversion, completion of the conversion and reorganization is subject to the approval of the Plan of Conversion by the Office of Thrift Supervision and by a majority of the total votes eligible to be cast by members of Oswego County MHC (i.e., depositors of Oswego County Savings Bank). In addition, the transactions incident to the conversion and reorganization and the Plan of Conversion must be approved by at least two-thirds of the outstanding shares of common stock of Oswego County Bancorp, and a majority of votes cast by stockholders of Oswego County Bancorp other than Oswego County MHC. With respect to the required affirmative vote of at least two-thirds of the outstanding shares of common stock, abstentions and broker non-votes will have the effect of a vote against the Plan of Conversion. With respect to the required affirmative vote by a majority of votes cast by stockholders other than Oswego County MHC, broker non-votes will be considered as shares not voted. Management believes that Oswego County MHC will vote all of its shares to approve the Plan of Conversion.

Revocability of Proxies

     Your may revoke your proxy at any time before it is voted by filing written revocation of the proxy to the Secretary of Oswego County Bancorp, by submitting a duly executed proxy bearing a later date or by attending and voting in person at the Special Meeting or any adjournment or postponement thereof. The presence of a stockholder at the Special Meeting shall not revoke a proxy unless a written revocation is filed with the Secretary of the Special Meeting prior to the voting of such proxy. The proxies being solicited by the Board of Directors of Oswego County Bancorp are only for use at the Special Meeting and at any adjournment or postponement thereof and will not be used for any other meeting.

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Solicitation of Proxies

     This proxy statement and the accompanying proxy card are being furnished to you in connection with the solicitation of proxies for the Special Meeting by the Board of Directors. To the extent necessary to permit approval of the Plan of Conversion, officers, directors or employees of Oswego County Savings Bank may solicit proxies by telephone or through other forms of communication and, if necessary, the Special Meeting may be adjourned or postponed to a later date. We will reimburse such persons for their reasonable out-of-pocket expenses incurred in connection with such solicitation. Oswego County Bancorp will bear all costs of this solicitation.

     We have engaged Friedman Billings Ramsey as financial and marketing agent in connection with the offering of the common stock. Friedman Billings Ramsey has agreed to use its best efforts to assist us with our subscription and community offerings. Friedman Billings Ramsey is not obligated to purchase any shares of common stock.

     Friedman Billings Ramsey will receive $175,000 for services provided in connection with the offering. Friedman Billings Ramsey will also be reimbursed for its reasonable out-of-pocket expenses, including legal. We have agreed to indemnify Friedman Billings Ramsey to the extent allowed by law, for reasonable costs and expenses in connection with certain claims and liabilities, including liabilities under the Securities Act of 1933.

Dissenters' or Appraisal Rights

     Under Office of Thrift Supervision regulations, Oswego County Bancorp stockholders will not have dissenters' rights or appraisal rights in connection with the exchange of their common stock for shares of common stock of Bridge Street Financial pursuant to the exchange ratio described in the prospectus.

                  DISCUSSION OF PROPOSALS RECOMMENDED BY BOARD

                        ---------------------------------

                                   PROPOSAL 1

                       APPROVAL OF THE PLAN OF CONVERSION

                        ---------------------------------

================================================================================
The Boards of Directors of Oswego County Bancorp, Oswego County MHC and Oswego County Savings Bank have approved the Plan of Conversion. The Plan of Conversion also has been approved by the Office of Thrift Supervision, subject to approval by the members of Oswego County MHC and the stockholders of Oswego County Bancorp entitled to vote on the matter. Office of Thrift Supervision approval does not constitute an endorsement or recommendation of the Plan of Conversion.
================================================================================

General

     On June 20, 2002, the Boards of Directors of Oswego County Savings Bank, Oswego County MHC and Oswego County Bancorp unanimously adopted the Plan of Conversion pursuant to which Oswego County Savings Bank will reorganize from a "two-tiered" mutual holding company structure to a stock form holding company structure. Following the consummation of the reorganization and conversion, Oswego County Savings Bank intends convert to a national bank to be known as Oswego County National Bank. As part of the conversion and reorganization we have formed Bridge Street Financial. Current shareholders of Oswego County Bancorp will receive shares in Bridge Street Financial based on an exchange ratio. Following the conversion and reorganization, Oswego County MHC will no longer exist and Bridge Street Financial will be the parent corporation of Oswego County National Bank.

     This conversion and reorganization to a stock form holding company structure also includes the offering by Oswego County Bancorp of its outstanding shares to qualifying depositors of Oswego County Savings Bank and other members of Oswego County Savings Bank in a subscription offering and to certain other persons in a direct community offering and/or syndicated community offering. The conversion and reorganization will be effected as described under "Reasons for the Conversion" or in any other manner that is permitted by the Office of Thrift Supervision and is consistent with the intent of the Plan of Conversion. See "The Conversion and Stock Offering" in the Summary Section of this prospectus for a chart which reflects our structure after the conversion and reorganization.

     For additional information concerning the conversion and reorganization, see "The Conversion and the Stock Offering" in the prospectus.

Purposes of the Conversion and Reorganization

     The Boards of Directors of Oswego County MHC, Oswego County Bancorp and Oswego County Savings Bank believe that a conversion of Oswego County MHC to stock form and reorganization of Oswego County Savings Bank to a national bank pursuant to the Plan of Conversion are in the best interests of Oswego County MHC, Oswego County Bancorp and Oswego County Savings Bank, as well as the best interests of their respective members and shareholders.

     We believe that the conversion and reorganization will result in the raising of additional capital for Bridge Street Financial and Oswego County National Bank and is expected to result in a more active

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and liquid market for Bridge Street Financial common stock than currently exists for Oswego County Bancorp common stock.

     The conversion and reorganization are intended to provide an additional source of capital not now available in order to allow Bridge Street Financial and Oswego County National Bank to better serve the needs of the community through:

     . increased lending to support continued growth in the commercial loan portfolio;

     .  opening or acquiring additional branch offices;

     . financing acquisitions of other financial institutions or other businesses related to banking, although no mergers or acquisitions are planned at the present time; and

     .  expanding the financial products and services currently offered by us.

     The reorganization and conversion are also intended to provide additional capital to Bridge Street Financial in order to allow it to:

     .  pay dividends to stockholders;

     .  repurchase shares of common stock;

     . finance acquisitions of other financial institutions or other businesses related to banking, although no mergers or acquisitions are planned at the present time; and

     .  use the capital for other general corporate purposes.

     In addition, we believe that increased stock ownership by officers and other employees of Oswego County Bancorp and Oswego County Savings Bank has proven to be an effective performance incentive and an effective means of attracting and retaining qualified personnel.

     If a standard conversion had been conducted in 1999, management of Oswego County Savings Bank believed that it may have been difficult to prudently invest the larger amount of capital that would have been raised, when compared to the net proceeds raised in connection with the formation of Oswego County MHC. A standard conversion in 1999 also would have immediately eliminated all aspects of the mutual form of organization.

     Following the consummation of the conversion and reorganization, Oswego County Savings Bank intends to convert to a national bank. We believe that converting to a national bank will enable us to better serve the needs of our community and allow us to carry out our business plan including enabling us to:

     .  increase our commercial lending limits,

     .  solicit municipal deposits; and

     . obtain federal preemption of many state laws relating to licensing, lending, deposit taking and other activities.

     The Plan of Conversion provides that the Board of Directors of Oswego County Savings Bank may at any time, elect not to proceed with the national bank conversion (e.g., for failure to receive the necessary regulatory approvals). It is the present intent of Oswego County Savings Bank Board of Directors to proceed with both the conversion and stock offering, as well as the national bank conversion.

     After considering the advantages and risks of the conversion and reorganization, as well as applicable fiduciary duties, the Boards of Directors of Oswego County Savings Bank, Oswego County Bancorp, and Oswego County MHC approved the conversion and reorganization as being in the best interests of our companies and our respective members and stockholders and the communities that we serve.

Structure of the Conversion

     The Reorganization will be structured as set forth on page [] of the proxy statement. Our current organizational structure and our proposed structure following the conversion and reorganization can be found on pages 1 and 2 of the prospectus.

Effect of the Conversion on Current Stockholders

     Effect on Stockholders' Equity per Share of the Shares Exchanged. As adjusted for exchange ratio, the conversion will increase the stockholders' equity per share of the current stockholders of Oswego County Bancorp common stock. At June 30, 2002, the stockholders' equity per share of Oswego County Bancorp common stock including shares held by Oswego County MHC was $6.47. Based on the pro forma information set forth for June 30, 2002, in "Pro Forma Data," pro forma stockholders' equity per share following the conversion will be $12.76, $11.65, $10.84 and $10.13 at the minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range. As adjusted at that date for the exchange ratio, the effective stockholders' equity per share for current stockholders would be $5.45, $6.41, $7.38 and $8.48 at the minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range.

     To facilitate conversion to a national bank, Oswego County MHC has agreed to follow the existing policy of the FDIC and adjust the ownership percentage held by minority stockholders to reflect waived dividends and assets held by Oswego County MHC solely for the benefit of depositors. To date, Oswego County MHC has waived its right to receive $140,000 in dividends. Oswego County MHC will continue to waive its right to receive dividends until the completion of the conversion. The dilutive effect of the waived dividends and assets held by Oswego County MHC reduces the ownership interest held by minority stockholders from 44.70% to 43.97%.

     Effect on Earnings per Share of the Shares Exchanged. As adjusted for exchange ratio, the conversion will also increase the pro forma earnings per share. For the quarter ended June 30, 2002, basic earnings per share of Oswego County Bancorp common stock was $0.10, or $0.40 on an annualized basis, including shares held by Oswego County MHC. Based on the pro forma information set forth for the six months ended June 30, 2002, in "Pro Forma Data," earnings per share of common stock following the conversion will range from $0.31 to $0.23, respectively, or $0.62 to $0.46, respectively, on an annualized basis, for the minimum to the adjusted maximum of the offering range.

     As adjusted at that date for the exchange ratio, the effective annualized earnings per share for current stockholders would range from $0.34 to $0.52, respectively, for the minimum to the adjusted maximum of the offering range.

         Effect on the Market and Appraised Value of the Shares Exchanged. The aggregate subscription price of the shares of common stock received in exchange for the publicly held shares of Oswego County Bancorp common stock is $ 12.3 million, $14.5 million, $16.7 million, and $19.2 million at the minimum, midpoint, maximum and adjusted maximum, respectively, of the offering range. The last trade of Oswego County Bancorp common stock on June 20, 2002, the last trading day preceding the announcement of the conversion and reorganization, was $11.50 per share, and the price at which Oswego County Bancorp common stock last traded on ______, 2002 was $____ per share.

Conditions to the Conversion and Reorganization

         Consummation of the conversion and reorganization is subject to the receipt of all requisite regulatory approvals, including various approvals of the Office of Thrift Supervision. No assurance can be given that all regulatory approvals will be received. Receipt of such approvals from the Office of Thrift Supervision will not constitute a recommendation or endorsement of the Plan of Conversion or the offering by the Office of Thrift Supervision. Consummation of the conversion and reorganization also is subject to approval by the stockholders of Oswego County Bancorp and members of Oswego County MHC, as well as the receipt of rulings by the Internal Revenue Service and/or opinions of counsel with respect to the tax consequences of the conversion and reorganization. See "The Conversion and the Stock Offering -- Tax Aspects" in the prospectus.

Stock Compensation Plans

         As part of the conversion and reorganization, the Board of Directors of the Bridge Street Financial intends, subject to stockholder approval at a meeting to be held at least six months following the conversion and reorganization, to implement a restricted stock plan (the "Restricted Stock Plan") and stock option plan (the "Stock Option Plan") which will be authorized to purchase common stock, award common stock and grant options for common stock. No shares shall be issued pursuant to the Restricted Stock Plan unless it is approved by stockholders of Bridge Street Financial, and no options shall be awarded under the Stock Option Plan described in this paragraph unless it is approved by stockholders of Bridge Street Financial. The exercise price of the options permitted thereby shall be the fair value on the date such options are granted. Shares awarded pursuant to the Restricted Stock Plan, and shares issued upon exercise of options, may be authorized but unissued shares of Bridge Street Financial's common stock, or shares of common stock purchased by Bridge Street Financial or such plan on the open market. Our Employee Stock Ownership Plan will not be purchasing any additional common stock in the stock offerings. See "Management -- Future Stock Benefit Plans" in the Prospectus.

Amendment or Termination of the Plan of Conversion

         All interpretations of the Plan of Conversion by the Board of Directors will be final, subject to the authority of the Office of Thrift Supervision. The Plan of Conversion provides that, if deemed necessary or desirable by the Board of Directors, the Plan of Conversion may be substantively amended by a majority vote of the Board of Directors as a result of comments from regulatory authorities or otherwise, at any time prior to submission of proxy materials to our members and stockholders. Amendment of the Plan of Conversion thereafter requires a majority vote of the Board of Directors, with the concurrence of the Office of Thrift Supervision. The Plan of Conversion may be terminated by a majority vote of the Board of Directors at any time prior to the earlier of approval of the plan by the Office of Thrift Supervision and the date of the special meeting of members and stockholders, and may be terminated at any time thereafter with the concurrence of the Office of Thrift Supervision. The Plan of Conversion shall be terminated if the conversion is not completed within 24 months from the date on which the members of Oswego County MHC approve the Plan of Conversion, and may not be extended by us or the Office of Thrift Supervision.

Interest of Management and Directors in Matters to be Acted Upon

         Management and Directors of Oswego County Bancorp have an interest in the matters that will be acted upon because Bridge Street Financial intends to implement the Restricted Stock Plan and the Stock Option Plan, and intends to enter into employment agreements and change in control agreements with certain employees. Bridge Street Financial currently intends to adopt such plans, make awards and enter into agreements as are described in the section of the Prospectus entitled "Management."

Approval of the Plan of Conversion

         All persons receiving this proxy statement are also being given a prospectus that describes the conversion and reorganization. The prospectus, in its entirety, is incorporated herein and made a part hereof. Although the prospectus is incorporated herein, this Proxy Statement does not constitute an offer to sell or a solicitation of an offer to purchase the common stock offered thereby. We urge you to carefully read the following sections of the prospectus:

         . management and directors and compensation of such persons (see "Management - Shared Management Structure, Directors, Director Compensation, Executive Officers Who are Not Directors, Executive Officer Compensation and Benefit Plans);

         .  business (see "Business of Oswego County Savings Bank");

         . reasons for the conversion and reorganization and management's belief that the conversion and reorganization is in the best interest of Oswego County Bancorp and its stockholder (see "The Conversion and the Stock Offering");

         . employment agreements, change in control agreements and employee stock benefit plans that Bridge Street Financial to implement (see "Management - Employment Agreements, Change in Control Agreements, Benefit Plans and Future Stock Benefit Plans");

         . common stock (see "Description of Capital Stock of Bridge Street Financial");

         . pro forma capitalization, capital compliance, and pro forma information with respect to the Reorganization (see "Capitalization" and "Pro Forma Data");

         . intended use of proceeds from the offering (see "How We Intend to Use the Proceeds of the Offering");

         . restrictions and anti-takeover devices on acquisitions of Charter Financial (see "Restrictions on Acquisition of Bridge Street Financial and Oswego County National Bank"); and

         .  consolidated financial statements.

Legal and Tax Opinions

         Thacher Proffitt & Wood, Washington, D.C. will issue its opinion to us of the legality of the issuance of the common stock being offered and certain matters relating to the Reorganization and federal taxation. Certain matters relating to state taxation will be passed upon for us by KPMG LLP, Syrcuse, New York. Certain legal matters will be passed upon for Friedman Billings Ramsey by Luse Gorman Pomerenk & Schick, P.C., Washington, D.C.

Reduced Stockholder Rights

         As a result of the conversion and reorganization, existing stockholders of Oswego County Bancorp will become stockholders of Bridge Street Financial, a Delaware corporation. The rights of stockholders under the Delaware Certificate of Incorporation will be less than those stockholders currently have. The differences in stockholder rights are not mandated by Delaware law but have been chosen by management as being in the best interest of Bridge Street Financial and its stockholders. See "Comparison of Stockholder Rights" in the Prospectus.

Review of Office of Thrift Supervision Action

         Any person aggrieved by a final action of the Office of Thrift Supervision which approves, with or without conditions, or disapproves a Plan of Reorganization may obtain review of such action by filing in the court of appeals of the United States for the circuit in which the principal office or residence of such person is located, or in the United States Court of Appeals for the District of Columbia, a written petition praying that the final action of the Office of Thrift Supervision be modified, terminated or set aside. Such petition must be filed within 30 days after the publication of notice of such final action in the Federal Register, or 30 days after the mailing by the applicant of the notice to members as provided for in 12 C.F.R. ss. 563b.6(c), whichever is later. The further procedure for review is as follows: A copy of the petition is forthwith transmitted to the Office of Thrift Supervision by the clerk of the court and thereupon the Office of Thrift Supervision files in the court the record in the proceeding, as provided in Section 2112 of Title 28 of the United States Code. Upon the filing of the petition, the court has jurisdiction, which upon the filing of the record is exclusive, to affirm, modify, terminate, or set aside in whole or in part, the final action of the Office of Thrift Supervision. Review of such proceedings is as provided in Chapter 7 of Title 5 of the United States Code. The judgment and decree of the court is final, except that they are subject to review by the Supreme Court upon certiorari as provided in Section 1254 of Title 28 of the United States Code.

--------------------------------------------------------------------------------
The Board of Directors recommends that you vote "For" the adoption of the Plan of Conversion. See "The Conversion and the Offering -- Reasons for the Conversion and Reorganization" in the prospectus.
--------------------------------------------------------------------------------

          ------------------------------------------------------------

                                   PROPOSAL 2

                    AUTHORIZATION OF THE BOARD OF DIRECTORS,
                IN ITS DISCRETION, TO ADJOURNMENT OR POSTPONEMENT
                        THE SPECIAL MEETING IF NECESSARY

          -------------------------------------------------------------

General

         In connection with the special meeting, the Board of Directors seeks authorization from the stockholders of Oswego County Bancorp to adjourn or postpone the Special Meeting if necessary. The Oswego County Bancorp Board may use the proxies solicited pursuant to this proxy statement for any adjournment or postponement of the special meeting for the purpose of allowing additional time for soliciting further proxies to approve the Plan of Conversion if at the time of the special meeting there are not sufficient votes to approve the Plan of Conversion.

Vote Required

         The authorization of the Board of Directors, in its discretion, to adjourn or postpone the Special Meeting if necessary, requires the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote thereon. Accordingly, shares as to which the "ABSTAIN" box has been selected on the proxy card will be counted as a vote against this proposal. Similarly, under this voting standard, shares underlying broker non-votes will be counted as a vote against this proposal. Oswego County MHC intends to vote "for" approval of this proposal and thereby will ensure the outcome of this proposal.

--------------------------------------------------------------------------------
The Board of Directors unanimously recommends that stockholders vote "For" authorization of the Board of Directors, in its discretion, to adjourn or postpone the Special Meeting if necessary to solicit further proxies.
--------------------------------------------------------------------------------

How to Obtain Additional Information

         The prospectus contains audited financial statements of Oswego County Bancorp, including:

         .  statements of income for the past three years;

         . management's discussion and analysis of the financial condition and results of operations of Oswego County Bancorp;

         . a description of lending, savings and investment activities; remuneration and other benefits of directors and officers;

         . further information about the business and financial condition of Oswego County Bancorp; and

         . additional information about the conversion and reorganization, the subscription offering, the direct community offering and, if held, the syndicated community offering.

The Plan of Conversion sets forth the terms, conditions and provisions of the proposed conversion and reorganization.

         If you would like to receive an additional copy of the prospectus, or a copy of the Plan of Conversion and the Certificate of Incorporation and Bylaws of Bridge Street Financial and Articles of Association and Bylaws of Oswego County National Bank, you must request such material in writing, addressed to the Secretary of Oswego County Bancorp at Oswego County Bancorp's address given above. Such requests must be received by Oswego County Bancorp no later than [], 2002. Requesting such materials does not obligate you to purchase the shares. If Oswego County Bancorp does not receive your request by [], 2002, you will not be entitled to have such materials mailed to you. See, also "Additional Information" in the prospectus.

Other Matters

         As of the date of this proxy statement, management does not know of any other matters to be brought before the members at the Special Meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote the shares represented by all properly executed proxies on such matters in such manner as shall be determined by a majority of the Board of Directors.

                                             By Order of the Board of Directors



                                             Gregory J. Kreis
                                             Secretary

Oswego, New York
[], 2002

--------------------------------------------------------------------------------
To assure that you are represented at the Special Meeting of members, please sign, date and promptly return the accompanying proxy card in the postage-paid envelope provided.
--------------------------------------------------------------------------------

Oswego County Bancorp, Inc.                                      REVOCABLE PROXY

      This Proxy is solicited on behalf of the Board of Directors of Oswego
                              County Bancorp, Inc.
 for the Special Meeting of Stockholders to be held on [       ], 2002 and any
                              adjournment thereof.

     The undersigned stockholder of Oswego County Bancorp, Inc. hereby authorizes the Board of Directors of Oswego County Bancorp, Inc., or any of their successors, as proxies, with full powers of substitution, to represent the undersigned at the Special Meeting of Stockholders of Oswego County Bancorp,
Inc. to be held in [     ], located at [      ], New York, [     ], 2002, at
[    ]_. m., Eastern Time, and at any adjournment of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:

(1) To approve and adopt a plan of conversion (the "Plan of Conversion") pursuant to which (a) Oswego County MHC, which currently owns approximately 56.1% of the common stock of Oswego County Bancorp, Inc. (the current mid-tier holding company for Oswego County Savings Bank) (the "Mid-Tier Holding Company") and the Mid-Tier Holding Company will convert to federal interim stock savings institutions and immediately thereafter, each will merge into Oswego County Savings Bank, with Oswego County Savings Bank being the surviving entity; (b) an interim institution to be formed as a wholly-owned subsidiary of Bridge Street Financial, Inc., a Delaware corporation recently formed to be the new holding company for Oswego County Savings Bank (the "New Holding Company"), will merge into Oswego County Savings Bank, with Oswego County Savings Bank being the surviving entity and becoming a wholly-owned subsidiary of the New Holding Company; (c) the outstanding shares of the Mid-Tier Holding Company common stock (other than those held by Oswego County MHC, which will be canceled) will be converted into shares of common stock of the New Holding Company pursuant to a ratio that will result in the holders of such shares owning in the aggregate approximately the same percentage of the New Holding Company as they currently own of the Mid-Tier Holding Company before giving effect to such stockholders purchasing additional shares in a concurrent stock offering by the New Holding Company or by Oswego County Savings Bank's Employee Stock Ownership Plan thereafter or receiving cash in lieu of fractional shares; (d) in connection therewith Oswego County Savings Bank's charter will be amended to establish a liquidation account in accordance with applicable regulations; and (e) Oswego County Savings Bank will convert to a national bank. In addition, the New Holding Company is offering additional shares of its common stock for sale by means of a prospectus.

                           For            Against         Abstain
                           [_]              [_]             [_]

(2) To adjourn the Special Meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Special Meeting to approve Proposal 1.

                           For            Against         Abstain
                           [_]              [_]             [_]

     In their discretion, the proxies are authorized to vote with respect to matters incident to the conduct of the Special Meeting, and upon such other matters as may properly come before the Special Meeting.

     This Proxy, if executed, will be voted FOR the approval of Proposals 1 and 2 if no choice is made herein. This proxy may be revoked at any time before it is executed.

                                           The undersigned hereby acknowledges
                                           receipt of the Notice of Special
                                           Meeting of Stockholders and the Proxy
                                           Statement for the Special Meeting
                                           dated [   ], 2002.

                                           ____________________________________

                                           ____________________________________
                                           Signature(s)

                                           Dated:_______________________ , 2002

Please sign exactly as your name(s) appear(s) on this proxy. Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. Corporate or partnership proxies should be signed by an authorized officer.

PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE
AND RETURN IT PROMPTLYIsN THE ENCLOSED ENVELOPE.